U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25
NOTIFICATION OF LATE FILING

SEC File Number 000-25909

Form 10-QSB
For Period Ending: 03/31/08

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Australian Forest Industries ("AUFI”)

Address of Principal Executive Office: 4/95 Salmon Street, Port Melbourne, Victoria, Australia 3207

Phone – 011-61-3-8645-4340

PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-QSB will be filed within the next several days.

PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-QSB for the period ended March 31, 2008, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Colin Baird, Chief Financial Officer 011-61-3-8645-4340

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Australian Forest Industries has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 16, 2008

       AUSTRALIAN FOREST INDUSTRIES

                       By: /s/ Colin Baird
                                                                                                   Colin Baird
                   Chief Financial Officer